February 11, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Municipal Bond Funds; File No. 2-57689

Dear Mr. Sandoe,

The following responds to your comments of February 9, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 65 that was filed on December 21, 2009 pursuant to Rule 485(a).

Comment 1:  Tax-Exempt Money Market Fund – Fees and Expenses

Comment:         Please delete the sentence disclosing the date as of which the U.S. Treasury Department discontinued the Treasury Money Market Fund Guarantee Program.

Response:         We plan to keep the text to allow for consistency with our other Money Market Fund prospectuses, all of which include this same disclosure.  In the next update cycle, we will uniformly delete this disclosure from all money market fund prospectuses.

Comment 2:    All Funds in Registrant – Tax Information

Comment:         Delete all text other than the first sentence, which states that the Fund’s distributions may be taxed as ordinary income or capital gain.  Add disclosure that investors who hold fund shares in a tax-deferred account will be subject to tax when they take distributions from the account.

Response:         We believe that the disclosure in this paragraph is important information in helping investors understand the tax consequences of distributions and redemptions as well as state and local tax consequences, and therefore that it is appropriate to include this disclosure in this paragraph.

                        We do not believe the disclosure you have asked us to add is accurate in all circumstances (e.g., Roth IRAs and 401(k)s,  401(k) rollovers).  Accordingly, we will not add the requested disclosure.  We do disclose later in the prospectus that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 3:    All Funds in the Registrant (as applicable) – Average Annual Total Return Table

Comment:         Delete the footnote to the table that defines, and provides returns for, the “since-inception” period.

Response:         We have modified the table to include this disclosure in a column within the table rather than in a footnote.

Comment 4:    Intermediate-Term Tax-Exempt Fund – Primary Investment Strategies

Comment:         The Primary Investment Strategies section states that the dollar-weighted average nominal maturity for the Fund will be 6-12 years.  Rule 35d-1 refers to 3-10 years for intermediate-term bond funds.

Response:         The guide referred to in the adopting release for Rule 35d-1 assumes, with respect to maturity, that fund funds come in three – and only three – categories: short-, intermediate-, and long-term.  Although this is a common categorization, it is not the one Vanguard uses for its tax-exempt bond funds.  Vanguard offers four such funds, which are managed to the following dollar-weighted average nominal maturities:

Short-Term                  1-2 years
Limited-Term               2-6
Intermediate-Term        6-12
Long-Term                   12-25

Where four categories are used, rather than three, we believe that any advantage gained by the application of the staff’s uniform standard is outweighed by the disadvantages of placing a fund into an artificial – and inappropriate – maturity range.

Changing the maturity range for the Intermediate-Term Tax-Fund to 3-10 years would not be in shareholders’ best interests because it would result in an overlap in the maturity range between Vanguard’s Limited-Term and Intermediate-Term Tax-Exempt Funds.  We think investors are better served with a menu of offerings in which the average maturities of the funds are clearly delineated and do not overlap.

We acknowledge that the staff should prevent funds from using names that are potentially misleading.  But under any reasonable interpretation of the applicable guide and Rule 35d-1, an average maturity range of 6-12 years qualifies as “intermediate-term.”  The name of Vanguard’s Intermediate-Term Tax-Exempt Fund is not misleading, especially when placed in the context of the other tax-exempt funds offered by Vanguard.

Comment 5:    High Yield Tax-Exempt Fund – More on the Funds; Table Summarizing Risks of Each Fund

Comment:         Please explain why the High Yield Tax-Exempt Fund has moderate, rather than high, credit risk.

Response:         The Fund invests in bonds of a higher credit quality than is typical for a high yield tax-exempt fund.  Per the Fund’s most recent annual report (as of 10/31/2009): 34% of the Fund’s assets were invested in bonds with an A rating, 26% were invested in AA, and 15% were invested in AAA, while, in contrast only 16% were invested in BBB, and only 7% were invested in below B rated bonds.  Accordingly, this Fund has moderate overall credit risk.

Comment 6:    SAI

Comment:         Please include each fund’s ticker symbol on the front page of the SAI.

Response:         We will update the front page of the SAI to include the ticker symbols.

Comment 7:    Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-1538 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Judith L. Gaines

Associate Counsel